Exhibit 12.1

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30	Year Ended December 31,
(dollar amounts in thousands)	2013	2012	2011	2010	2009	2008
Income from continuing operations	$42,067	$71,508	$57,758	$2,860	$27,112	$42,182
Interest Expense	33,987	68,467	74,964	84,894	82,734	92,032
Redeemable noncontrolling interests in income	—	—	748	1,026	1,461	1,868
Earnings available to cover fixed charges	76,054	$139,975	$133,470	$88,780	$111,307	$136,082
Fixed charges:
Interest	33,987	$68,467	$74,964	$84,894	$82,734	$92,032
Capitalized interest	11,649	21,633	14,431	11,977	16,330	23,124
Fixed charges:	$45,636	$90,100	$89,395	$96,871	$99,064	$115,156
Redemption related preferred stock issuance cost, net of discount on repurchase	—	—	3,771	—	—	—
Preferred stock dividends	2,733	3,645	7,655	11,813	11,813	11,813
Fixed charges and preferred stock dividends	$48,369	$93,745	$100,821	$108,684	$110,877	$126,969
Earnings available to cover fixed charges	$76,054	$139,975	$133,470	$88,780	$111,307	$136,082
Divided by fixed charges	$45,636	$90,100	$89,395	$96,871	$99,064	$115,156
Ratio of earnings to fixed charges	1.7	1.6	1.5	0.9	1.1	1.2
Earnings available to cover fixed charges	$76,054	$139,975	$133,470	$88,780	$111,307	$136,082
Divided by fixed charges and preferred stock dividends	$48,369	$93,745	$100,821	$108,684	$110,877	$126,969
Ratio of earnings to fixed charges and preferred stock	1.6	1.5	1.3	0.8	1.0	1.1